iBroadband, Inc.

January 16, 2007

VIA EDGAR AND FACSIMILE

Mr. Kyle Moffatt

Accountant Branch Chief

Division of Corporate Finance

Securities Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

RE: iBroadband, Inc.

        Form 8-K, Section 4.01

        Filed November 30, 2006

        File No. 0-51918

Dear Mr. Moffatt:

On behalf of iBroadband, Inc. (the “Company” or “iBroadband”), I submit this letter in connection with the Amended Form 8-K filed with the Securities Exchange Commission (the “Commission”) on the date of this letter in response to the letter from you to iBroadband dated December 1, 2006.

In connection with the Company’s response to the comments of the Commission pertaining to the above-captioned Form 8-K, the Company hereby acknowledges that:

·

The Company is responsible for the adequacy and accuracy of the disclosure in filings;

·

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

·

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you require further information or assistance, please contact me at your convenience.

Sincerely,

/s/ Matthew Hutchins

Matthew Hutchins

President and CEO